Exhibit 99.1

Quoin Pharmaceuticals Ltd. (the “Company”)

Convening of a Special General Meeting of the Company

The Company hereby gives notice of a Special General Meeting (the “Meeting”) that will take place on Monday, the 28th of February, 2022, at 4 p.m., at the offices of the Company's Israeli counsel S. Horowitz & Co., at 31 Ahad Ha-Am St., Tel Aviv. If a quorum is not present, the Meeting will be adjourned by one week, to Monday, the 7th of March, 2022, at the same time and place.

1.	On the Agenda

Approval of a proposed amendment and restatement of the Company's Articles of Association.

2.	Record Date

The record date for determining a shareholder’s eligibility to vote at the Meeting is Wednesday, the 2nd of February, 2022 (“Record Date”).

3.	Voting

Shareholders may vote regarding the aforementioned resolution by attending the Meeting in person or by proxy. If you are a shareholder of record on the Record Date and do not return your proxy card, your ordinary shares will not be voted. If you hold ordinary shares (or ordinary shares represented by American Depository Shares (“ADS”)) beneficially in street name, your shares will also not be voted at the Meeting if you do not return your voting instruction form instructing your broker or The Bank of New York Mellon (“BNY Mellon”) how to vote. Brokers and BNY Mellon may only vote in accordance with instructions from a beneficial owner of ordinary shares or ADSs. A proxy card and voting instruction form will be made available on the website of the U.S. Securities and Exchange Commission (the “SEC”) at www.sec.gov. Proxy cards should be delivered to the Company c/o the offices of the Company's Israeli counsel as listed above, no later than 48 hours before the scheduled time of the Meeting. Holders of ADS shares must cast their vote according to the procedure and deadline provided by BNY Mellon.

4.	For Further Information

In connection with the Meeting, the Company will furnish a proxy statement and other relevant documents to the SEC, as exhibits to Form 6-K. SHAREHOLDERS ARE ADVISED TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FURNISHED TO THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS (IF ANY), BECAUSE THEY WILL CONTAIN THE FULL TEXT OF THE NEW ARTICLES AND OTHER IMPORTANT INFORMATION. Shareholders may obtain a free copy of the proxy statement (when available) and other documents furnished by the Company to the SEC at the SEC’s website at http://www.sec.gov.

Sincerely,

Quoin Pharmaceuticals Ltd.